

February 1, 2013

Via E-mail
Martín Migoya
Chairman of the Board and Chief Executive Officer
Globant S.A.
5 rue Guillaume Kroll
L-1882, Luxembourg
Luxembourg

> **Re: Globant S.A.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted January 15, 2013**
> **CIK No. 0001557860**

Dear Mr. Migoya:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please update your financial statements through December 31, 2012, in accordance with Item 8(A)(4) of Form 20-F.

Summary

Our Company, page 1

2.   We note your revisions in response to prior comment 12 in the last paragraph in this section. Please further balance your disclosure by providing net income information for the June 30 interim periods.

Recent Developments, page 3

3.   We note that the number of shares received by WPP plc from your selling shareholders is subject to adjustments depending on your IPO pricing. Tell us and disclose how you will account for this feature. Cite the accounting literature that supports your conclusion.

Organizational Structure, page 5

4.   Refer to the table on page 7. Please disclose by footnote or otherwise any changes in the ownership after the acquisition of your shares by WPP plc.

Currency Presentation and Definitions, page 43

5.   In response to prior comment 8, it appears that you revised your document by placing the list of defined terms after the Risk Factors. Please further consider revising to limit reliance on these defined terms, such as by explaining the terms where first used. It is unclear how the use of a glossary that defines terms in a separate part of your document actually facilitates the understanding of disclosure when terms such as "XP," "PMI," "CMMI," and "Scrum" are only used on page 97 or, in the case of "ITIL," not at all. Refer to Staff Legal Bulletin No.7A (June 7, 1999).

Liquidity and Capital Resources

Restriction on Distribution of Dividends by Certain Subsidiaries, page 73

6.   We note your expanded disclosure in response to prior comment 28. Your expanded disclosure does not appear to address how earnings are transferred from your Argentinian subsidiaries to your companies that are outside of Argentina, specifically Spain, and now Luxembourg (e.g., dividend payments). In this respect, describe how earnings of the consolidated affiliated entities flow through your organizational structure to your parent.

Business

Global delivery with access to deep talent pool, page 88

7.   Refer to your disclosures on page 88 and 95 that is based on data from the Science and Technology Indicator Network. Please clarify, in accordance with the supplemental materials you provided, to indicate that over 250,000 engineering and technology students graduated in Latin American and the Caribbean basin after 2006. We note that there were fewer graduates during the prior years.

Government Support and Incentives, page 96

8.   We note your response to prior comment 36 regarding the exemption from import duties on hardware and IT components that you disclose in the last bullet point in this section. The sentence immediately following suggests that this would present a benefit to you. As it does not appear that you would benefit from this exemption, please revise your disclosure to clarify.

Compensation

Compensation of Directors and Senior Management, page 119

9.   Please disclose the compensation for 2012. Refer to Item 6.B of Form 20-F.

Principal and Selling Shareholders, page 122

10.   Please disclose the natural persons that hold voting or investment power over the shares held by the entities in footnotes (12), (14), and (16), in accordance with prior comment 46.

Related Party Transactions

WPP Investment in Globant, page 125

11.   We note from your disclosure in the fourth paragraph that the stock purchase and subscription agreement for the purchase of shares by WPP includes representations and warranties that continue for thirty months. Please file a copy of this agreement as an exhibit or tell us why you do not believe that it is required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Notes to the Consolidated Financial Statements

Note 24 – Segment Information, page F-39

12.   We note your response to prior comment 58. Please clarify your response that the segregation of revenues by individual country within North America is not material for the three years in the period ended December 31, 2011. That is, please explain how you determined revenue generated in the United States is not material and should not be broken out separately. In this regard, we note your table on page F-62 shows that revenues in the United States represented 79.2% of your total revenue for the six month period ended June 30, 2012.

13.   Your response to prior comment 59 indicates that you have disclosed non-current assets located in your country of domicile and located in all foreign countries in Note 24 to the

audited consolidated financial statements. It does not appear that you have provided this disclosure. Please advise or provide this disclosure. Refer to paragraph 33(b) of IFRS 8.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
       Christopher C. Paci, Esq.
       DLA Piper LLP (US)